Exhibit 99.1

Guardforce AI Announces Closing of Previously Announced
Acquisition of Beijing Wanjia Security System Co.,Ltd

The Acquisition Strengthens Guardforce AI’s Integrated Security Solutions in China

NEW YORK, NY / June 24, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI,GFAIW), an integrated security solutions provider, announced today that it has acquired Beijing Wanjia Security System Co., Ltd. (“BJWJ”) from Shenzhen Yeantec Co., Limited (“Yeantec”) for approximately US $8.4 million. BJWJ is an integrated security solution provider with more than 25 years of experience, focusing on fire alarm security systems, and a well-established customer base among retail businesses. The acquisition was paid for in a combination of cash (10%) and restricted ordinary shares of the Company (90%) at the previously agreed price of U.S. $2.00 per share.

As previously announced, on May 24, 2022, Guardforce AI entered into two definitive agreements to acquire a total of eight companies in China. The second definitive agreement, to acquire an additional seven companies from Shenzhen Kewei Robot Technology Co., Limited (“Kewei”), is still expected to close in the third quarter of 2022. The seven companies to be acquired from Kewei are established providers of Robotics-as-a-Service (RaaS) solutions in their respective markets in China.

Terence Yap, Chairman of Guardforce AI, noted, “The acquisition of a well-established integrated security solution provider in Beijing is truly transformative for Guardforce AI as it not only strengthens our foothold in Asia, but also expands our integrated security capabilities. Importantly, this acquisition brings to Guardforce AI an established customer base among retail businesses in different industries. Our global expansion strategy not only includes expanding geographically, but also building a more diverse customer base. We look forward to leveraging these newly acquired capabilities across our global platform and accelerating the commercial rollout of our integrated security initiatives. Additionally, we look forward to closing the acquisition of Kewei’s seven robotics companies in the third quarter of 2022.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI,GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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